CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
May 13, 2020	May 13, 2020

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended March 31,
	Note	2020	2019

Revenues	5	$86,065	$86,810
Mine operating costs
Cost of sales	6	50,781	59,347
Depletion, depreciation and amortization		14,169	17,210
		64,950	76,557

Mine operating earnings		21,115	10,253

General and administrative expenses	7	6,284	6,500
Share-based payments		2,378	2,075
Mine holding costs	8	4,779	808
Loss on sale of exploration project	15	10,106	—
Foreign exchange gain		(2,826)	(2,369)
Operating earnings		394	3,239

Unrealized loss on foreign currency derivatives	19	(22,654)	—
Investment and other (loss) income	9	(540)	2,018
Finance costs	10	(3,856)	(3,705)
(Loss) earnings before income taxes		(26,656)	1,552

Income taxes
Current income tax expense		1,214	3,464
Deferred income tax expense (recovery)		4,566	(4,792)
		5,780	(1,328)

Net (loss) earnings for the period		($32,436)	$2,880

(Loss) earnings per common share
Basic	11	($0.15)	$0.01
Diluted	11	($0.15)	$0.01

Weighted average shares outstanding
Basic	11	209,396,052	195,832,712
Diluted	11	209,396,052	196,745,512

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended March 31,
		2020	2019

Net (loss) earnings for the period		($32,436)	$2,880

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized gain on fair value of investments in marketable securities	14(b)	293	150
Remeasurement of retirement benefit plan		(455)	—

Other comprehensive (loss) income		(162)	150

Total comprehensive (loss) income		($32,598)	$3,030

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended March 31,
	Note	2020	2019
Operating Activities
Net (loss) earnings for the period		($32,436)	$2,880
Adjustments for:
Depletion, depreciation and amortization		14,625	17,664
Share-based payments		2,378	2,075
Income tax expense (recovery)		5,780	(1,328)
Finance costs	10	3,856	3,705
Loss on sale of exploration project	15	10,176	—
Unrealized loss on foreign currency derivatives	19	22,654	—
Other	24	(3,720)	(1,291)
Operating cash flows before movements in working capital and taxes		23,313	23,705
Net change in non-cash working capital items	24	(10,763)	10,246
Income taxes paid		(502)	(1,236)
Cash generated by operating activities		12,048	32,715

Investing Activities
Expenditures on mining interests		(19,772)	(19,835)
Acquisition of property, plant and equipment		(12,016)	(10,129)
Deposits paid for acquisition of non-current assets		(1,518)	(640)
Proceeds from settlement of silver futures		—	1,597
Cash used in investing activities		(33,306)	(29,007)

Financing Activities
Proceeds from ATM program, net of share issue costs	22(a)	13,792	32,458
Proceeds from exercise of stock options		1,841	1,152
Repayment of lease liabilities	21	(1,779)	(1,006)
Finance costs paid		(1,956)	(2,299)
Repayment of Scotia debt facility	20	(10,000)	—
Shares repurchased and cancelled	22(e)	(1,694)	—
Cash provided by financing activities		204	30,305

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(2,768)	431
(Decrease) increase in cash and cash equivalents		(21,054)	34,013
Cash and cash equivalents, beginning of the period		169,009	57,013
Cash and cash equivalents, end of period		$145,187	$91,457

Cash		$138,065	$91,457
Short-term investments		7,122	—
Cash and cash equivalents, end of period		$145,187	$91,457

Supplemental cash flow information	24

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2020 AND DECEMBER 31, 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	March 31, 2020	December 31, 2019
Assets

Current assets
Cash and cash equivalents		$145,187	$169,009
Trade and other receivables	12	3,544	4,295
Value added taxes receivable		28,598	29,637
Inventories	13	33,414	30,517
Other financial assets	14	9,007	7,488
Prepaid expenses and other		4,268	2,033
Total current assets		224,018	242,979

Non-current assets
Mining interests	15	463,005	463,391
Property, plant and equipment	16	238,469	236,639
Right-of-use assets	17	13,508	12,034
Deposits on non-current assets		2,275	2,189
Non-current income taxes receivable		15,680	19,551
Deferred tax assets		84,502	51,141
Total assets		$1,041,457	$1,027,924

Liabilities and Equity

Current liabilities
Trade and other payables	18	$54,977	$59,123
Other financial liabilities	19	21,672	—
Unearned revenue	5	257	4,486
Current portion of debt facilities	20	437	1,175
Current portion of lease liabilities	21	6,329	6,920
Income taxes payable		520	149
Total current liabilities		84,192	71,853

Non-current liabilities
Debt facilities	20	146,305	154,643
Lease liabilities	21	15,082	15,016
Decommissioning liabilities		32,919	40,528
Other liabilities		3,898	4,675
Deferred tax liabilities		113,021	78,888
Total liabilities		$395,417	$365,603

Equity
Share capital		949,142	933,182
Equity reserves		91,321	90,692
Accumulated deficit		(394,423)	(361,553)
Total equity		$646,040	$662,321
Total liabilities and equity		$1,041,457	$1,027,924

Commitments (Note 15; Note 23(c)); Subsequent event (Note 26)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2018	193,873,335	$827,622	$71,715	($2,849)	$19,164	$88,030	($321,079)	$594,573
Net earnings for the period	—	—	—	—	—	—	2,880	2,880
Other comprehensive income	—	—	—	150	—	150	—	150
Total comprehensive income	—	—	—	150	—	150	2,880	3,030
Share-based payments	—	—	2,075	—	—	2,075	—	2,075
Shares issued for:
Exercise of stock options (Note 22(b))	289,641	1,422	(270)	—	—	(270)	—	1,152
Restructuring of streaming agreement (Note 4)	5,250,000	32,458	—	—	—	—	—	32,458
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at March 31, 2019	199,414,637	$861,509	$73,520	($2,699)	$19,164	$89,985	($318,199)	$633,295

Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321
Net loss for the period	—	—	—	—	—	—	(32,436)	(32,436)
Other comprehensive loss	—	—	—	(162)	—	(162)	—	(162)
Total comprehensive loss	—	—	—	(162)	—	(162)	(32,436)	(32,598)
Share-based payments	—	—	2,378	—	—	2,378	—	2,378
Shares issued for:
Exercise of stock options (Note 22(b))	295,816	2,549	(708)	—	—	(708)	—	1,841
At-the-Market Distributions (Note 22(a))	1,304,338	13,792	—	—	—	—	—	13,792
Settlement of restricted share units (Note 22(c))	112,000	879	(879)	—	—	(879)	—	—
Shares repurchased and cancelled (Note 22(e))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at March 31, 2020	209,549,226	$949,142	$74,851	($2,694)	$19,164	$91,321	($394,423)	$646,040

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b)
Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(c)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several development and exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2019, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 23(a)) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2019 and the following amendments to accounting policies:

Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Amendments to IFRS 3 Definition of a Business (continued)
The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Historically, the Company has also produced industrial metals of lead and zinc from its sales of concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three months ended March 31, 2020, the Company's reporting segments includes its three operating mines in Mexico. Effective January 1, 2020, the Company no longer considers the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension, as significant reporting segments. Accordingly, these mines have been grouped as "non-producing properties" category for the three months ended March 31, 2020 and 2019. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), intercompany eliminations, and corporate expenses which are not allocated to operating segments. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting period ended March 31, 2020 for consistency.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended March 31, 2020 and 2019		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2020	$47,714	$26,067	$8,781	$12,866	$12,802
	2019	40,885	23,382	6,272	11,231	8,197
Santa Elena	2020	22,589	13,928	2,791	5,870	7,402
	2019	20,133	12,767	2,288	5,078	4,821
La Encantada	2020	15,294	9,318	2,140	3,836	2,791
	2019	11,573	9,035	3,484	(946)	2,850
Non-producing Properties	2020	183	1,361	191	(1,369)	2,095
	2019	14,038	13,946	4,908	(4,816)	6,252
Others	2020	285	107	266	(88)	4,966
	2019	181	217	258	(294)	6,590
Consolidated	2020	$86,065	$50,781	$14,169	$21,115	$30,056
	2019	$86,810	$59,347	$17,210	$10,253	$28,710

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

At March 31, 2020 and December 31, 2019		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2020	$197,703	$8,883	$115,886	$322,472	$395,143	$58,592
	2019	193,433	8,699	116,556	318,688	375,359	61,476
Santa Elena	2020	49,569	19,112	47,199	115,880	139,611	22,858
	2019	45,046	18,592	47,787	111,425	134,666	23,867
La Encantada	2020	23,909	1,220	14,988	40,117	80,411	22,540
	2019	23,091	1,104	14,736	38,931	71,255	21,563
Non-producing Properties	2020	105,778	35,012	30,863	171,653	211,211	34,345
	2019	105,778	32,938	31,050	169,766	213,061	36,261
Others	2020	—	21,819	29,533	51,352	215,081	257,082
	2019	—	34,710	26,510	61,220	233,582	222,436
Consolidated	2020	$376,959	$86,046	$238,469	$701,474	$1,041,457	$395,417
	2019	$367,348	$96,043	$236,639	$700,030	$1,027,923	$365,603

During the three months ended March 31, 2020, the Company had three (March 31, 2019 - six) customers that accounted for 100% of its sales revenue, with one major customer accounting for 90% of total revenue (2019 - one major customer for 82%).

5. REVENUES

The majority of the company’s revenues are from the sale of precious metals contained in doré form. Historically some of the production was from metals in concentrate form. The Company’s primary products are precious metals of silver and gold. Historically the company has also produced industrial metals of lead and zinc from its sales of concentrates. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended March 31,
	2020		2019
Gross revenue by material:
Doré	$86,595	100%	$80,363	91%
Concentrate	195	—%	7,920	9%
Gross revenue	$86,790	100%	$88,283	100%

Gross revenue from payable metals:
Silver	$52,014	60%	$52,488	59%
Gold	34,702	40%	32,031	36%
Lead	74	—%	2,529	3%
Zinc	—	—%	1,235	1%
Gross revenue	86,790	100%	88,283	100%
Less: smelting and refining costs	(725)		(1,473)
Revenues	$86,065		$86,810

As at March 31, 2020, $0.3 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (December 31, 2019 - $4.5 million) and will be recorded as revenue in the subsequent period.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES (continued)

(a)	Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three months ended March 31, 2020, the Company delivered 2,161 ounces (2019 - 1,500 ounces) of gold to Sandstorm at an average price of $459 per ounce (2019 - $455 per ounce).

(b)	Gold Stream Agreement with Wheaton Precious Metals Corporation
The San Dimas mine has a purchase agreement with WPMI, which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement. Should the average gold to silver ratio over a six month period exceed 90:1, the fixed exchange ratio would be increased to 90:1. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. In the event the average gold to silver price ratio is back below 90:1 for a period of six months or more, the 70:1 exchange ratio shall be reinstated.

During the three months ended March 31, 2020, the Company delivered 11,357 ounces (2019 - 11,510 ounces) of gold to WPMI at $606 (2019 - $600) per ounce.

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended March 31,
	2020	2019
Consumables and materials	$9,920	$12,424
Labour costs	27,323	28,187
Energy	7,778	9,261
Other costs	4,361	4,285
Production costs	$49,382	$54,157
Transportation and other selling costs	522	807
Workers participation costs	1,998	1,595
Environmental duties and royalties	396	336
Inventory changes	(2,463)	2,452
Standby Costs(1)	946	—
	$50,781	$59,347

(1)
Effective from July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area and uncertain of a restart date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended March 31,
	2020	2019
Corporate administration	$1,277	$1,040
Salaries and benefits	3,165	3,523
Audit, legal and professional fees	1,047	1,161
Filing and listing fees	155	133
Directors fees and expenses	184	189
Depreciation	456	454
	$6,284	$6,500

8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staffs, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended March 31,
	2020	2019
Del Toro	$2,182	$—
La Parrilla	1,719	—
La Guitarra	878	808
	$4,779	$808

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended March 31,
	2020	2019
(Loss) gain from investment in marketable securities (Note 14(a))	($1,368)	$1,153
Gain (loss) from investment in silver futures derivatives (Note 14(c))	290	(536)
Interest income and other	538	1,401
	($540)	$2,018

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended March 31,
	2020	2019
Debt facilities (Note 20)	$2,640	$2,707
Lease liabilities (Note 21)	403	208
Accretion of decommissioning liabilities	623	604
Silver sales and other	190	186
	$3,856	$3,705

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the three months ended March 31, 2020 and 2019 are as follows:

	Three Months Ended March 31,
	2020	2019
Net (loss) earnings for the period	($32,436)	$2,880

Weighted average number of shares on issue - basic	209,396,052	195,832,712
Impact of effect on dilutive securities:
Stock options	—	912,800
Weighted average number of shares on issue - basic and diluted(1)	209,396,052	196,745,512

(Loss) earnings per share - basic	($0.15)	$0.01
(Loss) earnings per share - diluted	($0.15)	$0.01

(1)
For the period ended March 31, 2020, diluted weighted average number of shares excluded 8,763,331 (2019 - 7,680,435) options, 345,243 restricted and preferred share units (2019 - nil) and 16,327,598 (2019 - 16,327,598) common shares issuable under the convertible debentures (Note 20(a)) that were anti-dilutive.

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	March 31, 2020	December 31, 2019
Trade receivables	$2,804	$3,503
Other	740	792
	$3,544	$4,295

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	March 31, 2020	December 31, 2019
Finished goods - doré and concentrates	$5,786	$1,965
Work-in-process	2,844	3,229
Stockpile	1,199	2,130
Silver coins and bullion	402	291
Materials and supplies	23,183	22,902
	$33,414	$30,517

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

14. OTHER FINANCIAL ASSETS

As at March 31, 2020, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	March 31, 2020	December 31, 2019
First Mining Gold Corp. (TSX: FF)	$1,945	$3,010
Sprott Physical Silver Trust (NYSE: PSLV)	2,092	2,616
FVTPL marketable securities (a)	$4,037	$5,626
FVTOCI marketable securities (b)	2,873	880
Total marketable securities	$6,910	$6,506
Silver future derivatives (c)	2,097	—
Foreign currency derivatives (Note 19)	—	982
Total other financial assets	$9,007	$7,488

(a)	Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Changes in marketable securities designated as FVTPL for the period ended March 31, 2020 totalling $1.4 million (2019 - $1.2 million) are recorded through profit or loss.

(b)	Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
As part of considerations received for the sale of the Plomosas Silver Project (see Note 15(c)), the Company received 17,097,500 common shares of GR Silver Mining Ltd. with a fair value of $1.7 million on March 27, 2020. These shares are designated as FVTOCI marketable securities.

Changes in fair value of marketable securities designated as FVTOCI for the three months ended March 31, 2020 was $0.3 million (2019 - $0.2 million) and was recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

(c) Silver Future Derivatives
As at March 31, 2020, the Company carried a long position of 200 silver future contracts for 1,000,000 ounces of silver. The silver future derivatives carried a fair value of $2.1 million (2019 - $nil) consisting of an unrealized gain of $0.3 million and $1.8 million in deposits. For the three months ended March 31, 2020, the Company recognized a $0.3 million net gain on its investment in silver future derivatives (2019 - loss of $0.5 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	March 31, 2020	December 31, 2019
Depletable properties	$376,959	$367,348
Non-depletable properties (exploration and evaluation costs)	86,046	96,043
	$463,005	$463,391

Depletable properties are allocated as follows:

Depletable properties	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Total
Cost
At December 31, 2018	$193,305	$45,041	$99,436	$478,883	$816,665
Additions	24,596	6,813	5,995	9,088	46,492
Change in decommissioning liabilities	301	2,338	500	6,161	9,300
Transfer from exploration properties	2,456	7,462	5,659	—	15,577
At December 31, 2019	$220,658	$61,654	$111,590	$494,132	$888,034
Additions	5,569	1,306	1,299	—	8,174
Transfer from exploration properties	3,645	4,229	472	—	8,346
At March 31, 2020	$229,872	$67,189	$113,361	$494,132	$904,554
Accumulated depletion, amortization and impairment
At December 31, 2018	($10,871)	($11,594)	($59,872)	($380,677)	($463,014)
Depletion and amortization	(16,354)	(5,014)	(6,025)	(7,677)	(35,070)
Impairment	—	—	(22,602)	—	(22,602)
At December 31, 2019	($27,225)	($16,608)	($88,499)	($388,354)	($520,686)
Depletion and amortization	(4,944)	(1,012)	(953)	—	(6,909)
At March 31, 2020	($32,169)	($17,620)	($89,452)	($388,354)	($527,595)

Carrying values
At December 31, 2019	$193,433	$45,046	$23,091	$105,778	$367,348
At March 31, 2020	$197,703	$49,569	$23,909	$105,778	$376,959
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Exploration Projects(c)	Total
At December 31, 2018	$3,705	$14,316	$5,660	$24,841	$33,440	$81,962
Exploration and evaluation expenditures	7,450	11,738	2,164	8,097	1,032	30,481
Change in decommissioning liabilities	—	—	—	—	238	238
Impairment	—	—	(1,061)	—	—	(1,061)
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	(15,577)
At December 31, 2019	$8,699	$18,592	$1,104	$32,938	$34,710	$96,043
Exploration and evaluation expenditures	3,829	4,749	588	2,074	292	11,532
Sale of exploration project	—	—	—	—	(13,183)	(13,183)
Transfer to producing properties	(3,645)	(4,229)	(472)	—	—	(8,346)
At March 31, 2020	$8,883	$19,112	$1,220	$35,012	$21,819	$86,046
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1, the fixed exchange ratio would be increased to 90:1. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. In the event the average gold to silver price ratio is back below 90:1 for a period of six months or more, the 70:1 exchange ratio shall be reinstated.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price.

(c)	Plomosas Silver Project, Sinaloa, Mexico

In March 2020, the Company sold its subsidiary Minera La Rastra, S.A. de C.V. ("MLR"), which holds the Plomosas Silver Project, to GR Silver Mining Ltd. ("GR Silver") for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value of $1.7 million on the measurement date, CAD$100,000 in cash and a 2% net smelter return royalty on the Plomosas Project with half of the NSR being subject to a buy-back option for CAD$1,000,000. As at the date of the transaction, MLR had a carrying value of $11.8 million, including $13.1 million in mining interests, resulting in a loss of $10.1 million on the sale.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,991	44,709	521	47,221
Transfers and disposals	20,548	23,802	(52,737)	507	(7,880)
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	835	9,407	108	10,350
Transfers and disposals	216	2,094	(3,797)	3	(1,484)
March 31, 2020	$198,628	$459,584	$33,255	$24,549	$716,016

Accumulated depreciation, amortization and impairment
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Depreciation and amortization	(4,980)	(23,829)	—	(2,122)	(30,931)
Transfers and disposals	271	5,189	—	459	5,919
Impairment	(13,073)	(15,701)	—	—	(28,774)
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)
Depreciation and amortization	(1,168)	(5,527)	—	(625)	(7,320)
Transfers and disposals	51	210	—	23	284
March 31, 2020	($130,157)	($331,617)	$—	($15,773)	($477,547)

Carrying values
At December 31, 2019	$69,372	$130,355	$27,645	$9,267	$236,639
March 31, 2020	$68,471	$127,967	$33,255	$8,776	$238,469

(1) Included in land and buildings is $11.2 million (December 31, 2019 - $11.5 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2018	$127,763	$76,671	$132,146	$299,037	$32,192	$667,809
Additions	10,465	4,453	5,066	3,073	24,164	47,221
Transfers and disposals	(1,925)	9,638	90	(4,870)	(10,813)	(7,880)
At December 31, 2019	$136,303	$90,762	$137,302	$297,240	$45,543	$707,150
Additions	3,404	1,347	904	21	4,674	10,350
Transfers and disposals	181	(103)	868	(992)	(1,438)	(1,484)
At March 31, 2020	$139,888	$92,006	$139,074	$296,269	$48,779	$716,016

Accumulated depreciation, amortization and impairment
At December 31, 2018	($7,545)	($37,007)	($89,086)	($265,811)	($17,276)	($416,725)
Depreciation and amortization	(12,355)	(6,989)	(5,278)	(4,378)	(1,931)	(30,931)
Transfers and disposals	153	1,021	572	3,999	174	5,919
Impairment	—	—	(28,774)	—	—	(28,774)
At December 31, 2019	($19,747)	($42,975)	($122,566)	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(4,199)	(1,860)	(687)	(110)	(464)	(7,320)
Transfers and disposals	(56)	28	(833)	894	251	284
At March 31, 2020	($24,002)	($44,807)	($124,086)	($265,406)	($19,246)	($477,547)

Carrying values
At December 31, 2019	$116,556	$47,787	$14,736	$31,050	$26,510	$236,639
At March 31, 2020	$115,886	$47,199	$14,988	$30,863	$29,533	$238,469
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption	2,624	1,036	22	3,682
Additions	571	14,132	—	14,703
Remeasurements	1,686	232	—	1,918
Depreciation and amortization	(674)	(1,286)	(7)	(1,967)
Impairment	—	(6,302)	—	(6,302)
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,941	253	—	2,194
Remeasurements	11	—	—	11
Depreciation and amortization	(213)	(516)	(2)	(731)
At March 31, 2020	$5,946	$7,549	$13	$13,508

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	March 31, 2020	December 31, 2019
Trade payables	$23,981	$23,984
Trade related accruals	9,335	12,314
Payroll and related benefits	20,052	19,059
Environmental duty	359	1,483
Other accrued liabilities	1,250	2,283
	$54,977	$59,123

19. OTHER FINANCIAL LIABILITIES

As at March 31, 2020, the Company’s other financial liabilities are comprised of short-term foreign currency derivatives with a fair market value of $21.7 million (2019 - asset of $0.9 million), including foreign currency options and swaps to purchase Mexican pesos with notional value of $78.1 million (2019 - $27.0 million) at USD:MXN rates ranging from 19.50 to 21.00 and with expiry dates between April to December 2020 (2019 - January to April 2020). These foreign currency derivatives are used to manage foreign exchange exposures on cash flows relating to mining operations, exploration and evaluation activities and corporate expenses within the next 12 months.

During the three months ended March 31, 2020, the Company realized a foreign exchange loss of $0.3 million (2019 - gain of $0.8 million) and an unrealized loss of $22.7 million (2019 - gain of $0.6 million) on fair value adjustments to its foreign currency derivatives.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. DEBT FACILITIES

The movement in debt facilities during the three months ended March 31, 2020 and year ended December 31, 2019, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2018	$130,807	$18,705	$149,512
Finance costs
Interest expense	2,975	1,498	4,473
Accretion	5,758	654	6,412
Payments of finance costs	(2,933)	(1,646)	(4,579)
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	742	236	978
Accretion	1,498	164	1,662
Repayments of principal	—	(10,000)	(10,000)
Payments of finance costs	(1,468)	(248)	(1,716)
Balance at March 31, 2020	$137,379	$9,363	$146,742

Statements of Financial Position Presentation
Current portion of debt facilities	$1,043	$132	$1,175
Debt facilities	135,564	19,079	154,643
Balance at December 31, 2019	$136,607	$19,211	$155,818
Current portion of debt facilities	$317	$120	$437
Debt facilities	137,062	9,243	146,305
Balance at March 31, 2020	$137,379	$9,363	$146,742

(a)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. DEBT FACILITIES (continued)

(a)	Convertible Debentures (continued)
The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)	Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at March 31, 2020, the applicable rates were 3.4% and 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at March 31, 2020 and December 31, 2019, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the three months ended March 31, 2020 and year ended December 31, 2019 are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16	—	3,682	—	3,682
Additions	—	14,706	—	14,706
Remeasurements	—	1,918	—	1,918
Finance costs	18	789	335	1,142
Repayments of principal	(359)	(2,395)	(2,459)	(5,213)
Payments of finance costs	(18)	—	(379)	(397)
Foreign exchange loss	—	251	—	251
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,194	—	2,194
Remeasurements	—	11	—	11
Finance costs	—	365	38	403
Repayments of principal	(50)	(1,114)	(615)	(1,779)
Payments of finance costs	—	—	(50)	(50)
Foreign exchange gain	—	(1,304)	—	(1,304)
Balance at March 31, 2020	$—	$19,103	$2,308	$21,411
Statements of Financial Position Presentation
Current portion of lease liabilities	$50	$4,518	$2,352	$6,920
Lease liabilities	—	14,433	583	15,016
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Current portion of lease liabilities	$—	$4,390	$1,939	$6,329
Lease liabilities	—	14,713	369	15,082
Balance at March 31, 2020	$—	$19,103	$2,308	$21,411

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. LEASE LIABILITIES (continued)

(a)	Finance Leases
From time to time, the Company may purchase equipment under finance leases with terms ranging from 24 to 48 months. As at March 31, 2020, the Company has fully repaid all of its finance leases and all pledges on related property, plant and equipment have been released.

(b) Operating Leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 11.2%.

(c) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at March 31, 2020 and year ended December 31, 2019, the Company was in compliance with these covenants.

As at March 31, 2020, the net book value of property, plant and equipment includes $3.0 million (December 31, 2019 - $3.3 million) of equipment pledged as security for the equipment financing.

22. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the three months ended March 31, 2020, First Majestic sold 1,304,338 common shares of the Company under the ATM program at an average price of $10.79 per share for gross proceeds of $14.1 million, or net proceeds of $13.8 million after costs. As at March 31, 2020, the Company has completed $98.4 million of the $100.0 million ATM program and the remaining balance of $1.6 million has been cancelled.

(b)	Stock options

Under the terms of the Company’s 2020 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)

(b)	Stock options (continued)
The following table summarizes information about stock options outstanding as at March 31, 2020:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.69 - 5.00	789,916	4.79	0.76	789,916	4.79	0.76
5.01 - 10.00	4,239,490	8.48	8.14	1,560,509	8.52	7.24
10.01 - 15.00	2,672,102	11.40	3.69	2,034,602	11.07	1.87
15.01 - 20.00	916,928	15.94	8.48	100,000	16.06	1.40
20.01 - 126.01	144,895	53.85	1.43	144,895	53.85	1.43
	8,763,331	10.57	6.04	4,629,922	10.59	3.47

The movements in stock options issued during the three months ended March 31, 2020 and year ended December 31, 2019 are summarized as follows:

	Three Months Ended		Year Ended
	March 31, 2020		December 31, 2019
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,583,439	10.57	9,266,098	10.76
Granted	1,616,928	13.08	2,601,680	8.83
Exercised	(295,816)	8.10	(2,918,518)	7.54
Cancelled or expired	(141,220)	51.30	(1,365,821)	14.31
Balance, end of the period	8,763,331	10.57	7,583,439	10.70

During the three months ended March 31, 2020, the aggregate fair value of stock options granted was $7.3 million (December 31, 2019 - $8.5 million), or a weighted average fair value of $4.54 per stock option granted (December 31, 2019 - $3.26).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Three Months Ended	Year Ended
Assumption	Based on	March 31, 2020	December 31, 2019
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.38	2.01
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.84	5.80
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	51.29
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the three months ended March 31, 2020 was CAD$15.14 (December 31, 2019 - CAD$12.81).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. SHARE CAPITAL (continued)

(c)	Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the three months ended March 31, 2020 and year ended December 31, 2019:

	Three Months Ended March 31, 2020		Year Ended December 31, 2019
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	128,944	10.36	—	—
Granted	207,419	15.76	274,520	9.67
Settled	(112,000)	10.32	(145,576)	9.06
Forfeited	(1,695)	15.93	—	—
Outstanding, end of the period	222,668	15.37	128,944	10.36

(d)	Performance Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in RSU's for the three months ended March 31, 2020:

	Three Months Ended March 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	—	—
Granted	122,575	15.65
Outstanding, end of the period	122,575	15.65

(e)	Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the three months ended March 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the three months ended March 31, 2019.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign currency derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
these instruments approximate the Company's credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	March 31, 2020			December 31, 2019
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$131	$—	$131	$1,182	$—	$1,182
Marketable securities (Note 14)	6,910	6,910	—	6,506	6,506	—
Silver futures derivatives (Note 14)	2,097	2,097	—	—	—	—
Foreign currency derivatives (Note 14)	—	—	—	982	982	—
Financial liabilities
Foreign currency derivatives (Note 19)	21,672	21,672	—	—	—	—

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2020 and year ended December 31, 2019.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	March 31, 2020	December 31, 2019
Equity	$646,040	$662,321
Debt facilities	146,742	155,818
Lease liabilities	21,411	21,936
Less: cash and cash equivalents	(145,187)	(169,009)
	$669,006	$671,066

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20) and lease liabilities (Note 21). As at March 31, 2020 and December 31, 2019, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at March 31, 2020 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$54,977	$54,977	$54,977	$—	$—	$—
Debt facilities	146,742	178,370	3,717	16,686	157,967	—
Lease liabilities	21,411	16,273	5,409	6,382	4,482	—
Other liabilities	3,898	4,405	—	—	—	4,405
	$227,028	$254,025	$64,103	$23,068	$162,449	$4,405

At March 31, 2020, the Company had working capital of $139.8 million (December 31, 2019 – $171.1 million). Total available liquidity at March 31, 2020 was $204.9 million, including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign currency derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$9,791	$76	$—	$1,945	($2,496)	$—	$9,316	$932
Mexican peso	6,652	—	18,339	—	(29,005)	78,050	74,036	7,404
	$16,443	$76	$18,339	$1,945	($31,501)	$78,050	$83,352	$8,335

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican peso. In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global economies are anticipated to be far-reaching and have resulted in significant volatility in foreign exchange markets. As a result, the Company recognized an unrealized loss of $22.7 million (2019 - gain of $0.6 million) on fair value adjustments to its foreign currency derivatives during the three months ended March 31, 2020.

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Silver future derivatives	$1,393	$—	$1,393
Metals in doré inventory	424	484	908
	$1,817	$484	$2,301

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at March 31, 2020, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2020, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

24. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended March 31,
	Note	2020	2019
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange gain and other		($4,799)	($674)
Unrealized loss (gain) from marketable securities and silver futures derivatives	14	1,079	(617)
		($3,720)	($1,291)
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables		$751	($2,330)
Decrease in value added taxes receivable		819	9,803
(Increase) decrease in inventories		(1,700)	4,554
Increase in prepaid expenses and other		(4,036)	(1,712)
Decrease in income taxes payable		(482)	(1,935)
(Decrease) increase in trade and other payables		(6,115)	1,866
		($10,763)	$10,246
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs		$879	$—
Transfer of share-based payments reserve upon exercise of options		$708	$270

As at March 31, 2020, cash and cash equivalents include $4.3 million (2019 - $5.2 million) that are held in-trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

25. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $157.5 million (3,703 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $209.2 million (4,919 million MXN) inclusive of interest, inflation, and penalties in violation of the terms of the APA (the "Reassessments"). The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by Mexico’s competent tax authority ("Dismissals"). The Company believes that the Dismissals have no basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue vigorously disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, SAT issued notifications to PEM to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including a constitutional challenge (called an “amparo”) before a District Court, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which proceedings have yet to be resolved. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court decisions. As a result, on May 13, 2020, the Company has initiated an international arbitration proceeding against the Government of Mexico pursuant to the North American Free Trade Agreement.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $15.7 million as non-current at March 31, 2020 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

26. SUBSEQUENT EVENTS

On March 31, 2020, the Mexican Ministry of Health issued a decree outlining certain actions aimed at mitigating and containing sanitary risks associated with the COVID-19 pandemic (the "Decree"), requiring non-essential businesses, including mining, to temporarily suspend activities until April 30, 2020. As a result, operations at its San Dimas, Santa Elena and La Encantada mines were ramped down in the month of April.

On May 13, 2020, the Mexican Government officially confirmed in the Federal Registry that mining is now deemed essential and can restart on May 18, 2020. As a result, the Company is beginning to implement restart procedures across each of its mine sites, while maintaining strict sanitary controls and supporting our local communities, and expects full production rates will be reached in early June. To date, First Majestic has not experienced any incidents related to COVID-19 at its sites or corporate offices.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2020 First Quarter Report	Page 30